Consolidated Balance Sheets

	March 31, 2005	December 31, 2004

(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$15,883,564	$12,889,335
Accounts receivable, net of allowance of $188,108 (2004 - $154,108)	2,885,827	5,570,869
Accounts receivable from related party	43,948	43,629
Prepayments and deposits	355,400	414,994
Total current assets	19,168,739	18,918,827

Capital assets - net (note 4)	1,091,375	1,087,957
Intangible assets - net (note 5)	3,247,760	1,692,087
Investment in significantly influenced company (note 8)	-	-
	$23,507,874	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	$4,228,343	$3,081,280
Deferred revenue	1,941,589	2,704,105
Current portion of other long-term liabilities	69,276	71,969
Total current liabilities	6,239,208	5,857,354
Other long-term liabilities	74,297	92,361
	6,313,505	5,949,715

Contingent liabilities and guarantees (note 10)

Shareholders' equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,225,168
(2004 - 45,225,190) issued and outstanding	109,228,903	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(93,441,139)	(91,927,031)
Accumulated other comprehensive loss	(707,585)	(463,637)
	17,194,369	15,749,156
	$23,507,874	$21,698,871

See accompanying notes to consolidated financial statements.

8 FIRST QUARTER REPORT

Consolidated Statements of Loss

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$2,692,387	$2,970,611
Other product revenue	177,674	58,686
	2,870,061	3,029,297

Cost of sales
License and implementation fees	63,371	94,318
Other product costs	89,864	21,739
	153,235	116,057
Gross margin	2,716,826	2,913,240

Operating expenses

Selling general and administrative	(2,836,800)	(3,271,037)
Litigation and legal	(239,388)	(141,008)
Product research and development	(991,500)	(729,652)
Depreciation and amortization	(267,854)	(219,045)
Operating loss before undernoted	(1,618,716)	(1 447,502)
Interest on capital lease obligation	(935)	(332)
Other interest expense	(273)	(14,925)
Interest income and other income	105,816	5,705
Equity interest in loss of significantly influenced company (note 8)	-	-
Loss before income taxes	(1,514,108)	(1,457,054)
Income taxes	-	-
Net loss	$(1,514,108)	$(1,457,054)
Basic and diluted loss per share (note 13)	$(0.03)	$(0.04)
Weighted average common shares	45,837,333	39,375,382
Common shares outstanding, end of period	46,225,168	39,492,560

See accompanying notes to consolidated financial statements.

      Zi Corporation 2005 9

Consolidated Statements of Cash Flows

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,514,108)	$(1,457,054)
Items not affecting cash:
Loss on dispositions of capital assets	516	152
Depreciation and amortization	277,280	219,045
Non-cash compensation expense	-	966,858
Non-cash consultant compensation expense	-	435,157
Decrease (increase) in non-cash working capital (note 13)	3,113,530	(577,203)
Cash flow from (used in) operating activities	1,877,218	(413,045)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	2,205,133	202,047
Payment of capital lease obligations	(35,424)	19,723
Cash flow from financing activities	2,169,709	221,770
Cash flow from (used in) investing activities:
Purchase of capital assets	(39,641)	(854)
Software development costs	(325,309)	(3,380)
Other deferred costs	14,666	-
Acquisition of subsidiary	(458,466)	-
Cash flow used in investing activities	(808,750)	(4,234)

Effect of foreign exchange rate changes on cash and cash equivalents	(243,948)	(1,563)
Net cash inflow (outflow)	2,994,229	(197,072)
Cash and cash equivalents, beginning of period	12,889,335	2,366,885
Cash and cash equivalents, end of period	$15,883,564	$2,169,813

Non-cash financing activity
Equipment acquired under capital lease	$-	$29,188

Components of cash and cash equivalents
Cash	$6,358,545	$2,169,813
Cash equivalents	$9,525,019	$-

Supplemental cash flow information
Cash paid for interest	$1,208	$15,257

See accompanying notes to consolidated financial statements

10 FIRST QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosure normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financials statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2005 and December 31, 2004. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 12 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

Comprehensive loss

Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows:

Three months ended March 31,	2005	2004
Other comprehensive loss
Foreign currency loss	$(243,948)	$(1,563)
Other comprehensive loss	(243,948)	(1,563)
Net loss for the period	(1,514,108)	(1,457,054)
Comprehensive net loss for the period	$(1,758,056)	$(1,458,617)

Zi Corporation 2005 11

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Three months ended March 31	2005	2004
Net loss from continuing operations:	Restated (1)
As reported	$(1,514,108)	$(1,457,054)
Add : stock compensation expense included in net loss	-	-
Less: total stock compensation expense	(851,312)	(981,750)
Pro forma	(2,365,420)	(2,438,804)
Net loss per common share:
As reported, basic and diluted	$(0.03)	$(0.04)
Stock compensation expense, basic and diluted	(0.02)	(0.02)
Pro forma, basic and diluted	$(0.05)	$(0.06)
Stock options and RSU's issued during period	174,875	1,331,500
Weighted average fair value of stock options granted during the period	$3.31	$0.98

Three months ended March 31	2005	2004
Risk free interest rate	3.13%	3.26%
Expected life in years	2.57	3.47
Expected dividend yield	0%	0%
Expected volatility	113%	45%

(1) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In the first quarter of 2004, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated the first quarter 2004 stock compensation expense and appropriate related balances as follows:

Three months ended March 31	2004
Pro forma net loss as previously stated	$(2,024,432)
Stock compensation expense as previously stated	567,378
Restatement of stock compensation expense	(981,750)
Restated pro forma net loss	$(2,438,804)
Pro forma net loss per share as previously stated, basic and diluted	$(0.05)
Restatement of stock compensation expense, basic and diluted	(0.01)
Restated pro forma net loss per share, basic and diluted	$(0.06)

12 FIRST QUARTER REPORT

Recent pronouncements

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. The Company is reviewing the standard and guidance to determine the potential impact, if any, on the Company's consolidated financial statements.

In March 2005, the FASB issued FIN 46(R)-5,"Implicit Variable Interests Under FASN Interpretation No. 46(R), Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a VIE or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability directly from the entity. Restatement to the date of initial adoption of Fin 46(R) is permitted but not required. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

3. Acquisitions

Acquisitions are accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition - Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information for the three months ended March 31, 2004 assumes the acquisition had occurred on January 1, 2004:

Pro forma information:
Revenue	$3,163,411
Net loss	1,990,102
Loss per share - basic and diluted	$0.05

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Zi Corporation 2005 13

4. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2005
Computer and office equipment	$3,117,576	$2,236,472	$881,104
Leasehold improvements	524,547	314,276	210,271
	$3,642,123	$2,550,748	$1,091,375
December 31, 2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

5. Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2005
Patents and trademarks	$1,780,278	$337,059	$1,443,219
Customer agreements	187,100	10,205	176,895
Software development costs	8,573,466	6,945,820	1,627,646
	$10,540,844	$7,293,084	$3,247,760
December 31, 2004
Patent	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

During the three month period ended March 31, 2005, $325,309 (March 31, 2004 - $3,380) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended March 31, 2005 includes $142,295 and $49,456 of amortization of development costs and patents and trademarks and customer agreements, respectively (March 31, 2004 - $108,412 and $11,668, respectively).

The following is the estimated amortization expense of intangible assets for each of the next five years:

2006	871,021
2007	573,373
2008	341,992
2009	150,483
2010	126,670
Total	$2,063,539

6. Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable terms included interest at the prime rate plus one percent, payable monthly. The facility was secured by a pledge of five million shares of MLG, held by the Company. On July 20, 2004, the Company repaid this demand note. As at March 31, 2005, there is no indebtedness under the note.

14 FIRST QUARTER REPORT

7. Share Capital

Stock options and restricted stock units

During the three months ended March 31, 2005 and 2004, 243,567 and 121,000 stock options were exercised for proceeds of $599,946 and $202,047, respectively. During the three months ended March 31, 2005 and 2004, 174,875 and 1,081,500 stock options were granted by the Company, respectively. As at March 31, 2005 and 2004, the Company has a total of 4,238,709 and 5,851,833 outstanding options, respectively, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as at March 31, 2004, as part of selling, general and administrative expense, $435,157 calculated by using the Black-Scholes option pricing model. As at March 31, 2005, the 400,000 stock options are outstanding.

During the three month ended March 31, 2005 and 2004, nil and 250,000 RSU's, respectively, were granted. RSU's in the amount of 378,571 are outstanding at March 31, 2005 and 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended March 31, 2004, as part of selling, general and administration expense, $966,858 of compensation expense related to these outstanding RSU's calculated by using the intrinsic value model.

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At March 31, 2005, 290,200 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable at any time and expire, if unexercised two years from the date of issue. At March 31, 2005, 68,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized $141,048 as part of common share issue costs, calculated by using the Black-Scholes option pricing model to determine net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At March 31, 2005 and 2004, 495,000 and 500,000, respectively, of these share purchase warrants are outstanding.

8. Equity Interest in Significantly Influenced Company

The Company holds a 40.8 percent (as calculated from MLG's Form 10-K dated April 26, 2005) interest in MLG, a related party, received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the period ended March 31, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. See note 14.

9. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

In China, Zi's Technology related subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. has taxable income in excess of loss carryforwards from prior years. The Company is applying for tax holidays with Chinese tax authorities that if obtained would likely result in no tax due for the years 2004 and 2005 and tax payable for the years 2006, 2007 and 2008 at half the prescribed rate. The amount of tax that would otherwise be payable for 2004 is $166,871 and approximately $190,000 for the three months ended March 31, 2005, and is not accrued by the Company in these consolidated financial statements.

Zi Corporation 2005 15

10. Contingent Liabilities and Guarantees

On December 4, 2003, the Company commenced a legal action against prior counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defence, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. Subsequent to March 31, 2005, the Company settled the matter. See note 14.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

11. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology products, eZiText and eZiTap are predictive text input solutions that predicts words and/or phrases for use in messaging and other text applications in 48 different languages and databases. By offering word candidates as text is being entered, eZiText and eZiTap increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing. Revenues are reported under the contracting Zi subsidiary's country of residence. The operating results of Decuma, which specializes in developing and marketing handwriting recognition software, are included in the Zi Technology business segment and included as part of the other geographic reportable segment.

Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through three reportable business segments:

						Operating profit
			Revenue
						(loss), before
	License and	Software			Other operating	interest and
Three months ended March 31	implementation fees	and other	Total	Amortization	expenses	other income
2005
Zi Technology	$2,692,387	$-	$2,692,387	$232,950	$3,034,046	$(574,609)
e-Learning	-	177,674	177,674	165	451,709	(274,200)
Other	-	-	-	44,165	725,742	(769,907)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	$(1,618,716)
Interest expense and interest and other income						104,608
Net loss						$ (1,514,108)
2004
Zi Technology	$2,970,611	$-	$2,970,611	$165,540	$2,099,502	$705,569
e-Learning	-	58,686	58,686	18,658	315,055	(275,027)
Other	-	-	-	34,847	1,843,197	(1,878,044)
Total	$2,970,611	$58,686	$3,029,297	$219,045	$4,257,754	$(1,447,502)
Interest expense and interest and other income						(9,552)
Net loss						$(1,457,054)

16 FIRST QUARTER REPORT

		March 31, 2005		December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$3,687,879	$4,983,368	$8,671,247	$2,092,519	$6,375,647	$8,468,166
e-Learning	32,240	274,676	306,916	30,879	1,016,799	1,047,678
Other	619,016	13,910,695	14,529,711	656,646	11,526,381	12,183,027
Total	$4,339,135	$19,168,739	$23,507,874	$2,780,044	$18,918,827	$21,698,871

			Revenue			Operating profit
						(loss), before
	License and	Software			Other operating	interest and
Three months ended March 31	implementation fees	and other	Total	Amortization	expenses	other income
2005
Canada	$1,129,269	$1,724	$1,130,993	$216,419	$1,847,955	$(933,381)
China	1,192,045	175,950	1,367,995	12,614	1,320,243	35,138
USA	316,897	-	316,897	3,806	663,513	(350,422)
Other	54,176	-	54,176	44,441	379,786	(370,051)
Total	$2,692,387	$177,674	$2,870,061	$277,280	$4,211,497	(1,618,716)
Interest expense and interest and other income						104,608
Net loss						$(1,514,108)
2004
Canada	$1,588,713	$3,248	$1,591,961	$162,021	$2,968,350	$(1,538,410)
China	835,130	55,438	890,568	49,202	823,552	17,814
USA	546,768	-	546,768	4,223	417,631	124,914
Other	-	-	-	3,599	48,221	(51,820)
Total	$2,970,611	$58,686	$3,029,297	$219,045	$4,257,754	$(1,447,502)
Interest expense and interest and other income						(9,552)
Net loss						$(1,457,054)

		March 31, 2005		December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$2,537,303	$14,761,027	$17,298,330	$2,408,257	$15,920,950	$18,329,207
China	210,692	3,565,649	3,776,341	213,375	2,215,414	2,428,789
USA	51,236	537,801	589,037	50,441	750,474	800,915
Other	1,539,904	304,262	1,844,166	107,971	31,989	139,960
Total	$4,339,135	$19,168,739	$23,507,874	$2,780,044	$18,918,827	$21,698,871

Zi Corporation 2005  17

12. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

Three months ended March 31	2005	2004

Net loss as reported in accordance with US GAAP	$(1,514,108)	$(1,457,054)
Adjustments:
Fair value of stock options issued	(757,465)	(753,089)
Foreign exchange gain	(243,948)	(1,563)
Total adjustments	(1,001,413)	(754,652)
Net loss under Canadian GAAP	$(2,515,521)	$(2,211,706)
Loss per share under Canadian GAAP, basic and diluted	$(0.06)	$(0.06)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' Equity	March 31, 2005	December 31, 2004
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869
Share capital issued and contributed surplus	3,203,269	13,580,428
Net loss from continuing operations under US GAAP	(1,514,108)	(2,388,199)
Adjustments to net loss for the year under Canadian GAAP	(1,001,413)	(1,348,319)
Shareholders' equity under Canadian GAAP, end of period	$13,133,527	$12,445,779

Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued Section 1530. "Comprehensive Income", Section 3251. "Equity", Section 3855,"Financial Instruments - Recognition and Measurement" and section 3865,"Hedges". The new standards increase harmonization with US GAAP and will not impact the Company.

18 FIRST QUARTER REPORT

13. Supplemental Financial Information

Accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2005	December 31, 2004
Trade accounts payable	$979,299	$545,228
Litigation and legal	1,244,224	1,120,130
Compensation	1,308,793	1,011,397
Other accrued liabilities	696,027	404,525
Total	$4,228,343	$3,081,280

Non-cash working capital

The following balances are included as part of non-cash working capital:
Three months ended March 31	2005	2004
Accounts receivable	$2,722,554	$483,074
Prepayments and deposits	163,307	(273,043)
Accounts payable and accrued liabilities	990,185	(420,036)
Deferred revenue	(762,516)	(367,198)
(Decrease) increase in non-cash working capital	$3,113,530	$(577,203)

Loss per share

For the three months ended March 31, 2005, anti-dilutive stock options, RSU's and warrants of 5,470,662 have been excluded in the calculation of diluted loss per share (March 31, 2004 - 6,765,404).

14. Subsequent Events

Settlement of litigation

On April 6, 2005, the Company settled litigation against prior counsel. As a result, the Company will realize a non-recurring gain, net of legal fees incurred by the Company to pursue this action, of approximately $1.5 million. The settlement will be reflected in the financial statements for the three months ended June 30, 2005.

Related party transaction

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. The Company will evaluate the note for impairment, if any, and the effect of providing financial support to a significantly influenced subsidiary in the second quarter of 2005.

Zi Corporation 2005 19